

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2014

Via E-mail
Ligang Zhang
Chief Executive Officer
iKang Healthcare Group, Inc.
B-6F, Shimao Tower
92A Jianguo Road
Chaoyang District, Beijing 100022
People's Republic of China

> **Re:** **iKang Healthcare Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed March 21, 2014**
> **File No. 333-194263**

Dear Mr. Zhang:

We have reviewed your amended registration statement and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Capitalization, page 66

1. We note your disclosure regarding the conversion of all outstanding preferred shares and 1,570,000 of Class B common shares into 22,351,515 Class A common shares on a one-for-one basis on a pro forma basis. However, we note the Class B common shares still existed in the pro forma basis column of the capitalization table. Please explain. In addition, we note your disclosure in footnote (1) on page 67 regarding the reclassification of certain Class A common shares into Class C common shares upon the offering and the pro forma as adjusted column appears reflecting this reclassification. As such, please revise the third bullet of the headnote of the table to disclose such reclassification on a pro forma as adjusted basis.

Voting Rights, pages 184-185

2. We note your disclosure on page 185 that "[t]he depositary will not itself exercise any voting discretion." However, on page 50, under the risk factor heading, "You might not have the same voting rights…," you include a discussion of a discretionary proxy, including the statement that "the depositary will give us a discretionary proxy to vote the shares underlying [shareholders'] ADSs." Please reconcile your discussion of a discretionary proxy on page 50 with the above-referenced disclosure on page 185.

Exhibit 8.2 – Opinion of Davis Polk & Wardwell LLP regarding certain U.S. tax matters

3. In this exhibit, counsel states that their opinion as to material tax consequences "is set forth in full under the caption 'Taxation – U.S. Federal Income Tax Considerations.'" Please note that this statement does not adequately define the disclosure that constitutes counsel's opinion. Please revise the tax opinion to state that counsel is adopting the disclosure under the caption or that the disclosure under the caption constitutes their opinion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins at (202) 551-3658 or Andrew Mew at (202) 551-3377 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Stephenson at (202) 551-3192 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
      Li He, Esq.
      Davis Polk & Wardwell